UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

BLACKBERRY LIMITED
(Exact name of the registrant as specified in its charter)

A6	000-29898	98-0164498
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2200 University Avenue East Waterloo, Ontario, Canada		N2K 0A7
(Address of principal executive offices)		(Zip code)

Steven E. Zipperstein		(519) 597-7750
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction
Devices and smartphone accessories manufactured on behalf of BlackBerry Limited (“BlackBerry”) in 2016 contain conflict minerals that are necessary to their functionality or production. BlackBerry did not source these conflict minerals directly. These conflict minerals were processed and manufactured into components by suppliers, and sub-tier suppliers of BlackBerry, and subsequently assembled into devices and smartphone accessories via an electronics manufacturing services provider, original design manufacturer or accessory supplier.
BlackBerry continues to recognize its shared responsibility in relation to the responsible mining and sourcing of minerals in conflict-affected regions of the world, including the Democratic Republic of Congo and its neighboring countries. In early 2012, BlackBerry first adopted and published its Responsible Minerals Policy, consistent with its existing Supplier Code of Conduct and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In 2014, BlackBerry made enhancements to its Responsible Minerals Policy, which further exemplifies its commitment to responsible sourcing. The policy is available at: http://www.blackberry.com/responsiblemineralspolicy and establishes expectations within its supply chain that creates demand for responsibly sourced minerals used in BlackBerry hardware products.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
BlackBerry has concluded in good faith that during the reporting period from January 1 to December 31, 2016,

i)
it has contracted to manufacture, products in which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products (“necessary conflict minerals”); and

ii)    based on a “reasonable country of origin inquiry”:

a)
a portion of its necessary conflict minerals did originate or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”) and it knows or has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources; and

b)    a portion of its necessary conflict minerals have an unknown origin.
BlackBerry’s reasonable country of origin inquiry included a combination of measures to determine whether the necessary conflict minerals in BlackBerry’s products originated from the Covered Countries. BlackBerry’s primary means of determining the country of origin of necessary conflict minerals is based on the surveying of relevant, direct suppliers. Considering its remote position in the supply chain relative to the processors of conflict minerals, BlackBerry is very reliant on these survey results received from suppliers, representing approximately 90% of BlackBerry’s hardware suppliers, to complete the reasonable country of origin inquiry and support subsequent due diligence.
The survey results include the identities of the processors of conflict minerals necessary to the functionality or production of the component parts or accessories manufactured by BlackBerry suppliers. BlackBerry then compared the identified processors (smelters or refiners) to the Conflict Free Sourcing Initiative’s (CFSI) Compliant Smelter Detailed Sourcing Information Report to determine if the processors are sourcing conflict minerals which originated in the Covered Countries. The CFSI Compliant Smelter Detailed Sourcing Information Report contains non-public information collected by the CFSI while conducting their Conflict-Free Sourcing Program audits. As a member of the CFSI, BlackBerry is provided access to this information.
Some suppliers have included country of origin information with their survey responses. Additional country of origin information was also available to BlackBerry through BlackBerry’s support for in-region sourcing programs, BlackBerry’s direct engagement of smelters and refiners, and other third-party or public sources.
BlackBerry evaluated the country of origin data as provided by the different sources for consistency and plausibility, using available information including published mineral production references to inform our final Reasonable Country of Origin (RCOI) results.
Subsequent to the above determination, BlackBerry has filed a Conflict Minerals Report as Exhibit 1.01 hereto, which is publicly available at http://us.blackberry.com/company/investors/corporate-governance.html.
The foregoing disclosure is qualified in its entirety by reference to the Conflict Minerals Report filed as Exhibit 1.01 hereto, which is incorporated by reference herein.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the period January 1 to December 31, 2016, as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BLACKBERRY LIMITED

By:	/s/ Steven E. Zipperstein	Date: May 31, 2017
Name:	Steven E. Zipperstein
Title:	Chief Legal Officer

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